November 16, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
Dear Mr. Rosenberg:
This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated July 28, 2006 regarding the Company’s 2005 Form 10-K filed May 26, 2006 (File No. 001-10638). The Company acknowledges that;
•	it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your letter included the following inquiries related to the Company’s Revenue Recognition policy described within the Summary of Significant Accounting Policies on page 51 of the Company’s 2005 Form 10-K:
1.	To help us understand how your method of recognizing revenue for contracts that contain milestone based payments complies with GAAP, please explain to us:
•	Whether revenue earned from these contracts are solely milestone based payments.

Company’s response

The Company recognized $0.2 million, $10.5 million, and $12.4 million pursuant to milestone based contracts in 2003, 2004 and 2005 respectively. These revenues represented 0.1%, 2.4% and 2.8% respectively of the Company’s consolidated gross sales for those years. The revenues earned on these contracts were predominantly milestone-based except for certain amounts related to consumable materials that are reimbursable at cost plus a small mark-up. Projects may shift to product-based arrangements in their later stages where pricing is on a per-batch basis, but the Company has had only one such contract to date.
Cambrex Corporation | One Meadowlands Plaza | East Rutherford, NJ 07073
Phone 201.804.3000 | Fax 201.804.9852 | www.cambrex.com

•	The nature of the services/events that trigger milestone payments.

Company’s response

The Company’s milestone-based revenue occurs within its Biopharma segment, a provider of contract biopharmaceutical services including process development and manufacturing.

Within the Biopharma segment, the services/events that trigger milestone payments are the completion of distinct activities determined jointly by the customer and the Company to be the key measures of progress within the arrangement. These activities vary by contract but often include:
•	Technology transfer and related activities — the Company will start early-stage work related to a new biotech drug by transferring the customer’s knowledge related to its production process into the Company’s labs. Milestone payments for these activities are triggered by the completion of the technology transfer, the delivery of a report documenting the activities performed and customer acknowledgement that the service has been satisfactorily completed;

•	Process development activities — the Company improves production processes developed by the customer in order to facilitate the larger-scale manufacture of the drug to be used for clinical trials. There are various milestones based on discrete and identifiable achievements within the process development phase of the arrangement. Milestone payments for these activities are typically triggered by the completion of the process development activities, delivery of a report documenting the activities performed and customer acknowledgement that the service has been satisfactorily completed;

•	Pre-production activities – these activities include raw material procurement, testing of raw materials and development of related procedures. Milestone payments for these activities are triggered by the completion of the testing of the raw materials, completion of the related documentation and customer acknowledgement of the completion of the these activities;

•	Production activities – initial production runs have the goal of demonstrating the large-scale manufacturing process using the equipment that will be used for actual production at a later stage. These activities are often referred to as engineering runs and the milestone payment is triggered by the completion of the initial production run, execution of the batch record documenting all related procedures performed, and customer acknowledgment of the completion of these activities.

The Company also produces product to be used in clinical trials. Milestone payments related to this product will generally be triggered by the completion of final product testing and quality assurance release by both the Company and the customer. However, revenue will not be recognized for product to be used in clinical trials until the milestone has been met and the related product has been delivered to the customer or a customer-designated site.
•	Why you believe that you are able to reasonably estimate “total estimated contractual costs” and “total expected contractual payments.”

Company’s response

The Company believes it is able to reasonably estimate total contractual costs due to the significant experience of both its management and staff-level personnel in completing the types of milestones and overall projects discussed above. Significant effort is expended by both the Company and its customers in coming to agreement on expected effort required and the resulting milestone pricing.

Revenue is then recognized using the “lesser of” non-refundable milestone payments earned or the result achieved by applying percentage of completion based upon costs. The “lesser of” methodology provides additional assurance that revenue recognized is consistent with the company’s efforts and the value transferred to the customer. It should be noted that it is rare that the percentage of completion cost formula governs revenue recognition; instead it is almost always the milestone payments that dictate how much revenue is recognized.

Once work under a milestone arrangement is underway, project teams review all significant projects regularly (at least monthly) and total expected contractual costs are updated as necessary (at least quarterly).

The Company believes it is reasonably able to estimate total expected contractual payments because the milestone payments are fixed, and as such, there is typically little variability in the milestone payments once the arrangement is contractually defined.

•	Whether or not and if so how the likelihood of actually achieving the milestone is factored into the decision to include the amount in your “total estimated contractual costs” and “total expected contractual payments.”

Company’s response

Achievability of milestones is assessed by a Technical Evaluation Team within Cambrex prior to the Company’s proposal to provide services under any milestone arrangements. This team evaluates the adequacy of the Company’s assets, people and know-how to achieve identified milestones and if it is determined that there is a reasonable level of doubt regarding the Company’s ability to complete all milestones, the arrangement will not be approved or it will be proposed to the customer under a different arrangement (e.g., billing based solely on time and materials incurred). The Company has achieved all milestones since it began entering milestone-based arrangements in 2003.

•	Why using an input measure of progress on the contracts such as costs is appropriate when typically an output measure is a more appropriate measure of progress in these circumstances.

Company’s response

Within its milestone arrangements, the company is primarily performing services for the client and providing detailed reports documenting those services. As such, our predominant input, labor hours, is representative of the service provided to the customer.

Milestones in the later stages of these arrangements may include the production of a defined amount of drug product to be used in human clinical trials that would typically constitute the only defined and “measurable” output within a typical arrangement other than written reports. In such situations, revenue is recognized upon the delivery of the product to the customer or a customer-designated site.

For purposes of recognizing revenue, the Company begins with an input based measure, specifically labor costs, because the Company believes the use of an input measure is a reasonable surrogate for proportional performance within its milestone arrangements. Revenue is then recognized using the lesser of non-refundable milestone payments earned or the result achieved by applying the proportional performance model based upon costs.

The Company also believes that the labor cost method most closely reflects the level of effort considering the nature of its business, while using an output based measure could accelerate the recognition of revenue and result in reported revenue that could be disproportionately high to the progress made in the earlier stages of the contract if revenue recognition was not limited by the lesser of non-refundable milestone payments earned or the result achieved by applying the proportional performance model based upon costs.

•	Why you believe that your method reasonably recognizes revenue as earned and complies with GAAP.

Company’s response

The first step in the Company’s revenue recognition process for milestone-based arrangements is to identify all accounting units as defined within EITF 00-21. Our customers contract for common types of services during the development stages of a biotechnology drug’s life cycle, and as any individual service or subset of these services fails to have stand-alone value, these arrangements almost always constitute one Accounting Unit.

There is a natural tension between the Company and its customers related to the amount and timing of the milestone payments, resulting in the milestone payments reflecting a reasonable balance of the proportionate effort required to complete each milestone and the customer’s perceived relative value of each milestone.

The Company limits revenue recognition to the lesser of 1) non-refundable milestone payments earned and due and payable, and 2) cost to date as a percentage of total expected cost multiplied by total milestone payments under the arrangement, and as such, provides a built-in and appropriate level of conservatism that mitigates the possibility of recognizing revenue too early as a result of “front-loaded” milestone payments. As stated earlier, it is rare that the cost formula governs revenue recognition; instead it is almost always the milestone payments that limit how much revenue is recognized.

•	How your situation is analogous to the Issue in EITF 91-6 and is appropriate for you to use.

Company’s response

The Company believes the input-based model that it is currently utilizing is consistent with the results of using the proportional performance model contemplated by SAB Topic 13. However, the Company will update its disclosure in future filings to remove reference to EITF 91-6, as its applicability to the Company’s business is not closely linked. The Company will revise its disclosure in its “Revenue Recognition” footnote in future filings and replace with the following disclosure:

Revenue Recognition
          Revenues in the Bioproducts and Human Health segments are generally recognized when title to products and risk of loss are transferred to customers. Certain contracts in the Bioproducts and Biopharma segments are based on time and materials and revenue for these contracts is recognized as services are performed. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

          The Company has certain contracts that contain multiple deliverables, principally in the Biopharma and Bioproducts segments. These deliverables often include process development services and commercial production and are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.
For contracts that contain milestone-based payments, the Company recognizes revenue using the proportional performance method based on the percentage of actual costs incurred relative to the total estimated costs to complete the contract. The methodology applied by the Company utilizes an input based measure, specifically labor costs, because the Company believes the use of an input measure is a reasonable surrogate for proportional performance within its milestone arrangements. Revenue recognition computed under this methodology is compared to the amount of non refundable cash payments received or contractually receivable at the reporting date and the lesser of the two amounts is recognized as revenue at each reporting date.

Amounts billed in advance are recorded as deferred revenue on the balance sheet. Since payments received are non-refundable, the termination of a contract by a customer prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received not previously recognized as revenue.

Sales terms to certain customers include remittance of discounts if certain conditions are met. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates and estimated returns at the time of sale based on the terms of agreements with customers and historical experience and recognizes revenue net of these estimated costs which are classified as allowances and rebates.

Sincerely,

/s/ Luke M. Beshar

Luke M. Beshar
Executive Vice President and
Chief Financial Officer
Cambrex Corporation